Contact

www.linkedin.com/in/anthony-grega (LinkedIn)

Top Skills

Cash Management
Start-ups
Strategic Planning

Languages

English

Certifications

Chartered Professional Accountant (Canada)

Anthony (Tony) Grega

Fractional CFO
Tucson, Arizona, United States

Summary

Skilled at solving problems and improving margins - innovator
Expert negotiator and deal-maker.
Excellent skills in operations, business management and financial planning.
Hands-on financial, start up and acquisitions experience - nimble bootstrapper

Specialties: Master of spreadsheet models for forecasts, cash flow projections, cap tables and valuations.

Experience

University of Arizona Center for Innovation
Subject Matter Expert, Finance and Accounting
October 2023 - Present (2 years 10 months)
Tucson, Arizona, United States

SaiOx Inc
CFO
February 2020 - October 2023 (3 years 9 months)
Tucson, Arizona, United States

SGNT INC
CFO
November 2018 - September 2022 (3 years 11 months)
Tucson, Arizona Area

SGNT technology significantly reduces the financial loss and brand damage caused by product counterfeiting and tampering. Scanning the patent-pending SGNT packaging seal with our simple smartphone app digitally proves the product authentic and unaltered.

DNX7 Foods LLC
COO/CFO

September 2015 - January 2018 (2 years 5 months)
Tucson, Arizona Area

DNX7 Foods LLC (Startup manufacturer and seller of grass-fed meat snack
bars, Tucson, AZ)
• Set up finance, accounting, inventory management/MRP, warehouse and
sales admin functions
• Raised $2.5 million in convertible debt and equity
• Managed co-packer relationship and USDA product launch
• Managed procurement and demand planning including grass-fed bison and
organic spices, fruits and vegetables

CYBERPATROL, INC.
CFO
January 2011 - July 2016 (5 years 7 months)
Tucson, AZ

Startup – 75% time - split with Instant BioScan Inc. - sold to Content Watch
Worked with CEO in raising $1.7 million in preferred equity and $.7 million in
convertible promissory notes.
Set up Direct TV fulfillment and billing system.
Set up daily Dashboard reports to show relevant stats in adwords and SEO
campaigns.

Instant BioScan Inc.
CFO
May 2012 - September 2015 (3 years 5 months)
Tucson, AZ

Startup – 25% time - split with Cyberpatrol, Inc - sold to Mettler Toledo
Supervised the finance unit and performed as the chief financial spokesperson
for the organization. Reported directly to the President/Chief Executive Officer
(CEO) and directly assisted on all strategic and tactical matters as they related
to budget management, cost benefit analysis, forecasting needs and the
securing of new funding.

Haas Group International Inc
Manager, Budgets and Financial Planning
November 2007 - December 2010 (3 years 2 months)
West Chester, PA

Implemented SAP EC 6.0 financials conversion for 43 operating companies
and coordinated its integration with a proprietary internal ERP system.

Developed a SAP financials integration plan for 3 acquired companies in Europe and 2 in the USA.

Developed budgeting, analysis and reporting processes for external financials and internal management operating reports.

Continued as Director of Operations for MAXCOM – restructured data entry process and drove costs per unit down from $12 to $2 in a 6 month period – annual savings $400,000+.

BioVigilant Systems, Inc.
CFO
November 2003 - May 2009 (5 years 7 months)
Tucson, AZ

Startup – 25% time split with MCTechnologies - sold to Azbill Inc.

Raised seed capital start up through $10 million in 4 rounds of Series A and successful sale to Yamatake Corporation of Japan.

Managed finance, accounting, HR and admin functions

MC Technologies, LLC
Director of Operations and Controller
December 2004 - October 2007 (2 years 11 months)
Tucson, AZ

Startup – 75% time split with BioVigilant Systems, Inc - sold to Haas Group International

Raised $1.5 million in convertible debt and equity.

Set up Finance, accounting, HR and admin functions.

Managed operation staff responsible for setting up and maintaining customer data base of Material Safety Data Sheets and info for OSHA compliance and EPA hazardous waste reporting.

SION POWER (MOLTECH CORPORATION)
Secretary-Treasurer, Director of Finance and Administration (including IT and HR)
May 1994 - July 2003 (9 years 3 months)
Tucson AZ (moved from Stoney Brook, NY)

Key team member in the acquisition of Energizer Power Systems from the Eveready Battery Company including operations in Florida, the United Kingdom, Mexico and Hong Kong. This acquisition required the issuance of convertible notes and warrants in both the U.S. and overseas, as well as a $54 million asset-based loan.

Negotiated a $2 million equipment sale/lease-back to provide interim cash.

Managed growth from start up/incubator phase to major worldwide manufacturing, including several rounds of private equity financing totaling $60 million.

Burson-Marsteller
Senior Vice President/Business Manager
April 1987 - March 1994 (7 years)
New York NY, USA (London, UK, Toronto, CA)

Financial performance 'turned around' from experiencing major losses to 15% to 20% operating margins on revenue increases of over 150%.
Negotiated acquisitions of public relations firms in Canada, the UK, Germany, Italy, Norway and Mexico.
Implemented computerized management and financial reporting systems, client billing systems and cash flow systems.

Education

Society of Management Accountants
CMA, MANAGEMENT ACCOUNTING · (1976 - 1979)

Mohawk College
Business Administration, Accounting · (1969 - 1972)